

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2017

Storm Sondors
Chief Executive Officer
Sondors Electric Car Company
23823 Malibu Road, Suite 50 #129
Malibu, CA 90265

> **Re: Sondors Electric Car Company**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 19, 2017**
> **CIK No. 0001683872**

Dear Mr. Sondors:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

Item 4. Summary Information Regarding the Offering and Other Proposed Offerings

1. Please tell us why you indicate here that you are not offering the securities on a continuous basis under Rule 251(d)(3)(i)(F).

Offering Circular Cover Page

2. Please quantify in a footnote to the table on the Cover Page the total offering expenses to be borne by the company in connection with the offering. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

<u>If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions, page 5</u>

3. Please clarify here or in a separate risk factor that because this is a best efforts offering with no minimum, any investment in the stock is potentially the only investment in the stock, which could leave the company without adequate capital to pursue its business plan.

<u>We depend on key personnel and consultants, page 7</u>

4. Consistent with your disclosure on page 23, please disclose here or in a separate risk factor that Mr. Sondors does not work exclusively for you and divides his time among various entities which he controls. Please also discuss the potential conflicts that exist as a result of these other commitments, if material.

<u>Limited Transferability and Liquidity, page 10</u>

5. Please briefly discuss the conditions that must be satisfied prior to any sale, transfer, conversion or other disposition of your stock.

<u>Exhibits, page 26</u>

6. Please file the prototype design and development agreement reference on page F-13, which calls for total payments of $750,000 during the phased development. Alternatively, please tell us why you do not believe that you are substantially dependent on this agreement or why it is otherwise not material to you. Refer to Item 17(6) to Part III of Form 1-A.

7. We note your disclosure on page 24 that Mr. Sondors advanced the company $105,000. Please file as an exhibit the agreement you have with Mr. Sondors regarding the loan.

You may contact Abe Friedman at 202-551-8298 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure